LIST OF SUBSIDIARIES OF THE QUIZNO'S CORPORATION


1.   The Quizno's Operating Company, a Colorado corporation.
2.   The Quizno's Development Company, a Colorado corporation.
3.   The Quizno's Realty Company, a Colorado corporation.
4.   The Quizno's Acquisition Company, a Colorado corporation.
5.   The Quizno's Licensing Company, a Colorado corporation.
6.   Quizno's Kansas, LLC, a Colorado limited liability company.

Each subsidiary does business only under its corporate name.